Exhibit 99.2

F. Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, Maryland 21201

January 20, 2023

Via email to Gary Anderson, General Counsel (ganderson@marketwise.com) for internal distribution

Board of Directors
MarketWise
1125 N. Charles St.
Baltimore, Maryland 21201

Re:	Demand for Resignation of Certain of the Board’s Directors

Dear Members of the Board:

My name is Porter Stansberry.

I am the founder of Stansberry Research, which was launched on a borrowed laptop computer, on my kitchen table inside the third floor, walk-up apartment at 1823 Eutaw Place in Baltimore, Maryland in 1999.

I started the company with $36,000 in funding, which was provided by Bill Bonner, the Chairman of Agora Inc. It became known as Stansberry Holdings as we acquired other, similar firms and then MarketWise shortly before our IPO in July of 2021.

During my 21-year tenure as Managing Director / CEO / Executive Chairman from 1999 through 2020, our company saw revenues and profits grow at approximately 30% a year, on average. The year I left the business, we earned $142 million in cash and had strong subscriber growth, with a paid subscriber count approaching one million, making our company, to the best of my knowledge, both the biggest and most profitable financial newsletter business of all-time.

Our very first newsletter, my own Stansberry’s Investment Advisory, was published in August of 1999. It recommended shorting shares of AT&T (the old long-distance company) because the year prior it invested over $100 billion in technologically obsolete coaxial cable networks, an investment I believed would doom the company as new technologies (like CDMA wireless and high speed ethernet) became more widely adopted.

As you may remember, I was right.

A few years later, AT&T sold those cable assets at a big loss to Comcast. And in 2005 AT&T was purchased by Southwestern Bell for its brand name, and at a tiny fraction of its peak value.

I bring this up because, from our very first day in business, our company has treated its constituents well.

* During my tenure, our audited track records consistently produced excellent results for our subscribers. That, in turn, led them to renew, and to join our lifetime subscription programs, and to participate in our live events in growing numbers, year after year. In my final year at the helm of the company, MarketWise produced $81 million in renewal income – the largest revenue stream of that kind in the industry. Roughly 25% of our profits came from our $30k+ Alliance lifetime subscription, which indicated a very high level of trust and very high regard for our work from our subscribers.

* I grew the business by attracting and retaining the most talented group of analysts and executives to ever work in the newsletter industry, including highly respected financial professionals like Dr. David Eifring, Dr. Stephen Sjuggerud, and well-known former hedge fund managers, like Whitney Tilson. Virtually every leading member of our staff was personally recruited and mentored by me. I shared the company’s astounding success generously with our employees, granting around 10% of the company’s profits annually to employees and, over time, granting roughly 25% of the firms’ equity to employees too – while never asking for another share of stock myself. At many critical points in the company’s evolution, I gave up very large amounts of income to increase the bonus pool for employees. My relationships with my partners were so cordial that we ran the company on a handshake, without a written operating agreement, for years until we begin the IPO process in 2019.

* Because the many excellent personal relationships I cultivated across our industry and because of our company’s growing reputation for world class marketing, I was able to entice other major publishers and software makers to join our firm, creating an internal merger and acquisition program that generated hundreds of millions worth of value for the firm. One such notable acquisition was the purchase of my old partners’ newsletter, Bonner’s Family Office, which we purchased for $1 because it was losing money. Within 2 years after our acquisition, the business earned more than $10 million.

No one at the company came close to matching my productivity for writing best-selling frontend copy, for developing best-selling products and offers, or for recruiting more talent or deal-making. While I never held more than 25% of the equity of the company, I created far more than that percentage of its underlying value.

That’s why the company was called Stansberry Holdings: it was my business.

As you all know, I left the firm reluctantly to satisfy the investors who were supposed to be providing a signal financial boon to our employees and other owners. These investors asked me to leave literally ten minutes before a 5:00 p.m. Friday deadline for our definitive merger agreement to be signed. I was not going to stand in the way of a payday for the people who had worked so hard to make the company a success.

In hindsight, this was a terrible decision. Why would I agree to leave the company I founded, nurtured, and built into a juggernaut? In addition to the expected financial benefit for our employee owners, I also believed taking the company public was the best path forward for my partner, Bill Bonner, and because, after 21 years of working extremely hard both running the company and writing my own newsletter, I was ready to step back from the day-to-day management.

At the time, Mark Arnold promised me that I would receive roughly $100 million in cash at the IPO of the company, in exchange for between 12% and 15% of my shares. Additionally, I was told that a liquid market for our stock would develop, and that my “lock up” would expire six months before Ascendant Digital’s. All these protections meant that I could “cash out” if I did not like how things were going at the company. These same assurances were made to all of the legacy shareholders of the company, like Bill Bonner and Doug Casey.

But, as you also know, none of these things happened and the expected financial opportunities for everyone except the new investor group never materialized.

In what I can only describe as the most ruinous business transaction in history (if not plainly fraudulent), MarketWise chose to move forward with our IPO even though virtually all of the money Ascendant had promised us was “redeemed” by their investors, leaving us with only the $150 million we raised independently in a coinciding PIPE transaction. The company then spent $48 million on lawyers and bankers, to raise $113 million we didn’t need, while giving up 20% of our company.

Who in their right minds would have agreed to this deal? Well, who benefitted?

Ascendant Digital walked away from our IPO with 10 million shares of stock and millions of warrants – securities worth more than $100 million. But they paid virtually nothing for any of these shares. Mark Arnold, Marco Ferri, and Dale Lynch, MarketWise’s executive team, the people that the owners trusted to see us through this transaction, walked away with roughly 20 million shares, worth more than $200 million. They paid absolutely nothing for these shares.

But… what did the company’s legacy owners – including me – get? What did the people who spent 21 years building this company, innovating its products, recruiting its key employees, and serving its valuable customers… what did we get out of the IPO? Not a single penny. In fact, we didn’t gain liquidity and we lost roughly 20% of the shares.

I personally lost even more: I gave up my chairmanship of the board and effective control of the business; I gave up my board seat; I gave up my employment – a job that paid me $500k a year: And I gave up my dividends, which were typically between $10 million and $20 million a year. No one would have given up these things without compensation. All of these things were stolen from me, with zero compensation given, by members of this board of directors.

There was a $3 billion IPO. And what did I get out of the deal? Bupkis.

But what happened next was even worse.

After the deal collapsed, did the company offer to restore my voting rights? No. Did they offer my board seat back? No. My chairmanship? No. Instead they have allowed and at times have actively participated in a campaign to plunder our company and, in the process, destroy me and defraud all the legacy shareholders.

Among the most notable betrayals:

* In January 2022, General Counsel Gary Anderson provided me with legal advice, upon which I relied, that was clearly wrong, and when confronted with his error, falsely denied having advised me as he did.

Rather than accept responsibility for his professional malpractice, he compounded his error by making false allegations concerning the actions I undertook in reliance on his advice. In furtherance of his plan to deflect blame from himself, he enlisted then CEO-Mark Arnold to launch an internal investigation, of which I became the target. That investigation required me to retain independent legal counsel at a personal cost of over $250,000. Despite overwhelming evidence of the falsity of the allegations at the conclusion of the investigation, neither the CEO nor the general counsel was fired. Even today, Gary Anderson is still employed by the company and, outrageously, he received approximately $300k in additional stock in a bonus at the end of last year. As he told me recently via email: “I have the respect and support of my MarketWise colleagues and the entire Board for the outstanding work the Legal Department performs on behalf of the Company.”

The responsibility for allowing all of this to transpire without repercussions lies clearly with this Board of Directors. In failing to terminate the CEO and General Counsel following these events, you have more than breached your fiduciary duty to your shareholders. I plan to file a grievance against Gary Anderson personally with the Maryland Bar Counsel as I believe he should be disbarred for his professional misconduct.

* Since the IPO, not a single penny of capital has been returned to shareholders by this Board via dividends. By my rough calculations, Stansberry Holdings distributed more than $500 million in dividends over the previous 20 years and well over $100 million in the 12 months prior to our IPO. And yet… somehow… after 18 months of running the company, this board hasn’t paid a single dime to the company’s rightful owners. Where did the money go? After all, even though Mark Arnold drove the company’s profits from well over $100 million per year, to virtually zero, I still estimate that the company has earned something around $100 million in cash since our IPO. Where’s the money?

1.
Millions were spent buying back shares before any of the legacy shareholders (who own roughly 80% of the shares) could sell. According to then-CFO Dale Lynch, on a conference call to legacy shareholders in early January 2022, that was because investors in our PIPE financing “needed a bid” in December 2021 for tax loss selling. Dale, as our CFO, had a fiduciary responsibility to serve us, especially the legacy shareholders, who owned the vast majority of shares (roughly 80%) and could not sell. Instead, the CFO did not tell the truth about the company’s motives and the Board allowed him to do so.

2.
Millions of dollars were spent on pursuing Mark Arnold’s “pipe dream” acquisitions (like buying Forbes for $500 million), deals that the board should have known would never receive outside shareholder approval. Who was minding the store? No one on this board. Meanwhile, Latham & Watkins continues to play the company like a fiddle. I challenge the Board to release all of the company’s outside legal bills over the last 18 months. I’m sure there’s been tens of millions of dollars wasted on outside attorneys.

3.
In the most brazen example of company looting I have ever seen, Ascendant’s board representatives managed to persuade our former CFO to spend $1.9 million of the company’s money on legal fees to convert their far-out-of-the-money warrants (20 million in total, outstanding) into six million freely trading A-shares. The reason given, to “clean up our balance sheet” is insultingly nonsensical. These warrants had no carrying cost and were almost certain to expire worthless. The main beneficiary of this transaction, on the other hand, was Ascendant Digital, which got millions more shares to sell for free. Adding insult to injury, this self-dealing warrant conversion followed, almost immediately, the sale of every share of the company Ascendant Digital could legally sell immediately after their lockup expired last August.

Ascendant Digital has now sold tens of millions of dollars’ worth of our stock, and, I imagine, others in the investor cohort have likely sold millions worth of stock too, while I have no practical way to sell a single share. All of the “helpers” got rich and I am now down about $800 million. How is this not fraud? And how could the Board stand for this outcome? Why have the Ascendant board members at the very least not been kicked off the board? Have they no shame?

4.
MarketWise spent $12 million buying a profitless local financial publisher, whose former owner and principal Joe Schriefer has joined the company. One small problem, that’s the same Joe Schriefer who was previously the publisher – the CEO – at Agora Financial. While there, Joe was directly involved in publishing a report claiming that subscribers could earn checks directly from Congress. Joe’s “Congressional Checks,” promotion, which the Federal Trade Commission alleged was defrauding older investors, led to a $2 million fine and a consent decree in 2021.

I spent 21 years innovating new ways of adding credibility to the newsletter industry, including creating the first ever comprehensive track record program and never associating with anyone who was ever involved, in any way, with stock promotion. But, as soon as I leave the company, the Board spends $12 million to hire a known newsletter fraudster… and then puts him in charge of a key division of the company. What is going on? Where is the Board beyond entrenching itself and its management enablers? Why is the management of the company destroying our reputation? How is this not a material breach of fiduciary duty of the senior executives and the entire board?

5.
Mark Arnold collected almost $10 million in cash severance, after conducting the disastrous Ascendant transaction, after driving the company’s profits from $150 million a year to zero in just one year, after buying a known fraudster’s profitless publishing company for $12 million, after trying to frame me, and after being unanimously fired by this board (which seems like the only thing you have gotten right, ever.) Why was no effort made to fire Mark for cause, when his termination was due to egregious lapses in fiduciary duties and complete incompetence as a CEO? How can this Board say it has performed its fiduciary duty to its shareholders in this matter?

This Board’s performance, alongside the company’s, ever since I gave up control of the business, has been abysmal. You, and this management team, are like the Bad News Bears of publishing and corporate oversight. Even the most obvious things that should be done to increase the company’s financial performance (like cutting Mark Arnold’s bloated imperial staff) haven’t happened yet, even three months after the board voted unanimously to fire him.

What in the world are you waiting for…?

Thus, I hereby demand the immediate resignation of the entire Board of Directors, with the sole exception of Van Simmons.

I further demand that a new Board be constituted at a special shareholder meeting to be held in lieu of the Board meeting scheduled for next week.

When a new Board is seated, I demand a thorough investigation into the Ascendant transaction. Mark owed us a fiduciary obligation but agreed to a deal that massively enriched himself directly at our expense. This transaction moved forward without any renegotiation of the terms despite the fact that Ascendant’s investors redeemed 99.7% of their investment before the deal closed. As a result, our former CEO was awarded accelerated vesting on a $150 million options share grant, despite a deal that delivered virtually nothing for the company. And, Ascendant was awarded two board seats, despite delivering only a minuscule amount of the capital that was originally promised.

Likewise, I demand a thorough investigation into Mark Arnold’s leadership of our company, specifically about whether or not he illegally recorded meetings and whether or not he and Gary Anderson conspired to frame me. I believe Mark Arnold should have clearly been fired for cause and I demand that the Board take all legal means to claw back his severance pay and the shares granted to him because of the Ascendant transaction. I believe Gary Anderson should be fired for cause immediately.

Finally, I demand an investigation into the warrant conversion transaction that took place last September. I would like the Board to make public all of the documents and the minutes of the discussions that took place regarding that decision and if there’s evidence of self-dealing, I demand that legal action be taken against Ascendant to recoup any ill-gotten gains.

If the Board resignations do not occur within 24 hours of the receipt of this letter, I will take further action to protect what value remains of my ownership in the company.

Sincerely,

Porter Stansberry
Founder, MarketWise